UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                        The Ashton Technology Group, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   045084-10-0
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                                 (CUSIP Number)

                             Mr. David N. Rosensaft
                            c/o Practical Group, Inc.
                        215 East 68th Street, Suite 12-O
                     New York, New York 10021 (212) 570-9191
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 24, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Check the following box if a fee is being paid with the statement |_| . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                               Page 1 of 5 Pages

                                       SCHEDULE 13D
CUSIP No. 045084-10-0                                          Page 2 of 5 Pages
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1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        David N. Rosensaft

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2      CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                    (a)|_|
                                                                          (b)|_|

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3      SEC USE ONLY


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4      SOURCE OF FUNDS*

                  PF
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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    |_|


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6      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
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                             7      SOLE VOTING POWER
          NUMBER OF
           SHARES                         604,000
        BENEFICIALLY                --------------------------------------------
          OWNED BY           8      SHARED VOTING POWER
            EACH
          REPORTING                       None
           PERSON                   --------------------------------------------
            WITH             9      SOLE DISPOSITIVE POWER

                                          604,000
                                    --------------------------------------------
                             10     SHARED DISPOSITIVE POWER

                                          None
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  604,000
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  7.99%
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14     TYPE OF REPORTING PERSON*

                  IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

       This statement relates to shares of common stock, par value $.01 per share (the "Common Stock"), of The Ashton Technology Group, Inc., a Delaware corporation (the "Company") with principal executive offices located at 1900 Market Street, Suite 701, Philadelphia, Pennsylvania 19103. This statement constitutes Amendment No. 4 to the Schedule 13D of David N. Rosensaft, originally filed with the Securities and Exchange Commission (the "Commission") on May 2, 1996 (the "Initial Filing"), which was amended by Amendment No. 1 thereto filed with the Commission on July 10, 1996, amended and restated by Amendment No. 2 thereto filed with the Commission on March 24, 1997 (the "Amended and Restated 13D") and amended by Amendment No. 3 thereto filed with the Commission on May 6, 1997 (the "Third Amendment"). Except as disclosed herein, there has been no change in the information previously reported in the Third Amendment. Capitalized terms not defined herein shall have the meanings ascribed to them in the Amended and Restated 13D.

Item 5. Interest in Securities of the Issuer

            Item 5 is amended by the following:

            (a) adding the following after the first paragraph:

            "According to the Form 10-K of the Company for the fiscal year ended March 31, 1997, the Company had 7,562,500 shares of Common Stock issued and outstanding."

            (b) adding the following after the last paragraph:

            "Since the filing of the Third Amendment, David N. Rosensaft sold in the open market, pursuant to Rule 144, 146,000 shares of Common Stock as set forth below:

                               Number of
       Date                    Shares                  Sale Price
       ----                    ------                  ----------
       7/16/97                 10,000                   $ 2
       7/17/97                  1,000                     2
       7/18/97                  5,000                     2
       7/21/97                  5,000                     1 3/4
       7/22/97                  3,000                     1 5/8
       7/22/97                  2,000                     1 7/16
       7/23/97                 25,000                     1 3/8
       7/24/97                 10,000                     1 1/2
       7/24/97                 20,000                     1 3/8
       7/24/97                 10,000                     1 3/8


                                                             Page 3 of 5 Pages

                               Number of
       Date                    Shares                  Sale Price
       ----                    ------                  ----------
       7/25/97                 20,000                     1 1/2
       7/25/97                 25,000                     1 9/16
       7/25/97                 10,000                     1 5/8


                                                             Page 4 of 5 Pages

Signature


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 29, 1997                          /s/ David N. Rosensaft
-------------                          -------------------------------------
Date                                   David N. Rosensaft


                                                             Page 5 of 5 Pages